UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Wm. Wrigley Jr. Company

(Name of Issuer)

Common Stock (no par value) and Class B Common Stock (no par value)

(Title of Class of Securities)

982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)

(CUSIP Number)

William J. Hagenah III

One Northfield Plaza, Suite 300, Northfield, IL 60093

(847) 441-2980

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                                                                                   SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)

__________________________________________________________________________

1	NAMES OF REPORTING PERSONS S.S. OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

William J. Hagenah III, individually and as Trustee and Co-Trustee of various Wrigley Family Trusts

__________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)/ /

                                                                                                                                                                   (b)/ /

3	SEC USE ONLY

__________________________________________________________________________

4	SOURCE OF FUNDS
N/A

__________________________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) / /

__________________________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

__________________________________________________________________________

	7	SOLE VOTING POWER[1]
NUMBER OF SHARES		6,824,308 shares of Common Stock and
BENEFICIALLY		4,986,878 shares of Class B Common Stock
OWNED BY	_______________________________________________
EACH
REPORTING	8	SHARED VOTING POWER[1]
PERSON		640,000 shares of Common Stock and
WITH		320,000 shares of Class B Common Stock
_______________________________________________

9	SOLE DISPOSITIVE POWER[1]
6,824,308 shares of Common Stock and
4,986,878 shares of Class B Common Stock
_______________________________________________

10	SHARED DISPOSITIVE POWER[2]
640,000 shares of Common Stock and
320,000 shares of Class B Common Stock

___________________________________________________________________________

_________________________

1)  Includes 46,220 shares of Common Stock and 45,540 shares of Class B Common Stock held by the filing person individually.

2)  In addition to the shares reported above in (8) and (10), the reporting person is co-trustee with William Wrigley, Jr. of various Wrigley family trusts holding 3,560,856 shares of Common Stock and 2,039,970 shares of Class B Common Stock. The co-trustees share voting and dispositive power, but in the event of disagreement between the co-trustees regarding the voting, sale, exchange or disposition of the Wm. Wrigley Jr. Company stock in these trusts, William Wrigley, Jr. as an officer of the Wm. Wrigley Jr. Company, directs the voting, sale, exchange or disposition of the stock.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,464,308 shares of Common Stock and
5,306,878 shares of Class B Common Stock

__________________________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES / /

__________________________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% of shares of Common Stock and 15.9% of shares of Class B Common

Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 6.5% of the issued and outstanding Common Stock.

__________________________________________________________________________

14	TYPE OF REPORTING PERSON
00
__________________________________________________________________________

Item 3. Source and Amount of Funds or Other Consideration.

See Item 3 in Amendment No. 1. Pursuant to an agreement effective as of September 25, 2002, William J. Hagenah, Jr. granted William Wrigley, Jr. irrevocable proxies to vote shares of Common Stock and Class B Common Stock owned by certain trusts of which Mr. Hagenah, Jr. was trustee. The proxies did not include the right to direct the sale, exchange, or disposition of the shares held by the trusts. After execution of the proxies, Mr. Hagenah, Jr. resigned as trustee, and William J. Hagenah III became sole successor trustee. By their terms, the proxies granted to Mr. Wrigley, Jr. terminated on September 25, 2005.

Item 5. Interest in Securities of the Issuer.

(a)	7,464,308 shares of Common Stock (3.9% of Common Stock outstanding) 5,306,878 shares of Class B Common Stock (15.9% of Class B Common Stock outstanding)

Includes 46,220 shares of Common Stock and 45,540 shares of Class B Common Stock held by the filing person individually.

Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Mr. Hagenah is deemed to beneficially own 12,771,186 shares of Common Stock, representing 6.5% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Hagenah of the shares of Class B Common Stock.

The ownership percentages are based upon 191,359,524 shares of Common Stock and 33,346,640 shares of Class B Common Stock outstanding as of July 29, 2005, as reported in the Company’s Form 10-Q for the quarter ended June 30, 2005.

(b)	Sole power to vote

6,824,308 shares of Common Stock (3.6%)

4,986,878 shares of Class B Common Stock (15.0%)

Shared power to vote

640,000 shares of Common Stock (0.3%)

320,000 shares of Class B Common Stock (1.0%)

Sole power to dispose

6,824,308 shares of Common Stock (3.6%)

4,986,878 shares of Class B Common Stock (15.0%)

Shared power to dispose

640,000 shares of Common Stock (0.3%)

320,000 shares of Class B Common Stock (1.0%)

Power to vote and dispose is shared with Alison Wrigley Rusack. Item 2 information for Ms. Rusack is available in her Schedule 13D filing. Also see Footnote 2 of this Amendment.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2005	/s/ William J. Hagenah, III

William J. Hagenah III,
individually and as Trustee and
Co-Trustee of various Wrigley
Family Trusts